34688

VRB Power Systems
INCORPORATED

RECEIVED
2004 NOV -9 P 4:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046056

SUPPL

November 2, 2004

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

Dear Sirs:

Re: VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)("VRB")
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Tracy Hansen

11/10

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

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Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

RECEIVED 2004 NOV -9 P 4: 11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 6
NOTICE OF DIRECTOR OR NOTICE OF CHANGE OF DIRECTORS
[Sections 106 and 113(1)]

Formulaire 6
LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS
[Articles 106 et 113(1)]

1. Name of Corporation:	2. Corporation No.:
VRB POWER SYSTEMS INC.	**211800-9**

3. The following persons became directors of this corporation:

Name	Effective date	Residential address	Resident Canadian-Y/N
Brian R. Mayberry	**October 14, 2004**	**West Murdieston, Thornhill, Stirling, Scotland, United Kingdom**	**N**

4. The following persons ceased to be directors of this corporation:

Name	Effective date	Residential address
N/A		

5.– The directors of this corporation now are:

Name	Residential address	Resident Canadian-Y/N
Vincenzo Sorace	**112 – 1288 Marinaside Crescent, Vancouver, BC, V6Z 2W5**	**Y**
Albert Gerry	**2347 – 129A Avenue, Surrey, BC, V4A 9H1**	**Y**
Wayne Case	**2765 NW Nicolai, Portland, Oregon, 97229**	**N**
Timothy Hennessy	**9902 NW Engleman Street, Portland, Oregon, USA, 97229**	**N**
Brian R. Mayberry	**West Murdieston, Thornhill, Stirling, Scotland, United Kingdom**	**N**

Date	Signature	Title
November 2, 2004	**Gavin Cooper**	**Secretary of the Company**

DEPARTMENT ONLY

Filed

A/007619000/30188.1

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TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: VRB POWER SYSTEMS INC. (the "Issuer")

   Trading Symbol: VRB

2. Date Price Reservation Form Filed: N/A

   Date of News Release announcing Private Placement: September 24, 2004

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No **X**
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No X

   c) Final Acceptance of a Non-Expedited Private Placement: Yes X No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: Cdn$3,582,040 (US$2,800,000)

5. Proposed use of proceeds:

Funding of a three-year research and development program relating to the Issuer's VRB Energy Storage System	$1,130,000
Maintenance of patents and other Intellectual Property	$780,000
For strategic opportunities and development opportunities regarding the Issuer's VRB Energy Storage System and working capital	$1,672,040

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6. (a) Description of shares to be issued:

   (i) Class: Common Shares

   (ii) Number: 3,610,927.

   (iii) Price per security: $0.992.

(b) Description of Warrants to be issued:

   (i) Number of Warrants: Nil.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ________.

   (iii) Exercise price of Warrants: Year 1: ________ Year 2: ________

   Tier 1 Only: Year 3: ________ Year 4 ________ Year 5 ________

   (iv) Expiry date of Warrants: ________.

(c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: Nil.

   (ii) Number of Listed Shares to be issued on conversion: ________.

   (iii) Expiry/Maturity date: ________.

   (iv) Interest rate: ________.

   (v) Conversion terms: ________.

   (vi) Default provisions: ________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 3,610,927.

7. Issued and outstanding Listed Shares at the date of the news release: 86,310,181

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Regenesys Holdings Limited Windmill Hill Business Park, Whitehall Way, Swindon, Wiltshire SN5 6PB, UK		3,610,927	3,610,927	4%	N/A
TOTAL		3,610,927			

* if the purchaser is/will not be the beneficial holder, complete this information
** assuming exercise of Warrants issued pursuant to the Private Placement
*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: N/A

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10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: N/A

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

Further to our September 24, 2004 press release VRB Power will purchase from RWE npower PLC an exclusive global license to the intellectual property and acquire all the related physical assets and inventory surrounding the Regenesys electricity storage technology.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No X
If Yes, describe all relevant terms:

____

____

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IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No **X**
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes **X** No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: **N/A**

   a) the name(s) of the new Control Person(s)

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

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V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

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VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: October 7, 2004

Vince Sorace
Name of Director and/or
Senior Officer

Signature

President and Director
Official Capacity

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: VRB POWER SYSTEMS INC. (the "Issuer")

   Trading Symbol: VRB

2. Date Price Reservation Form Filed: N/A

   Date of News Release announcing Private Placement: September 23, 2004

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ❑ No **X**
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ❑ No **X**

   c) Final Acceptance of a Non-Expedited Private Placement: Yes **X** No ❑

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,000,000

5. Proposed use of proceeds:

   To complete a facility to mass manufacture and assemble our self contained 5kW x 4 hour VRB ESS

6. (a) Description of shares to be issued:

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(i) Class: Common Shares

(ii) Number: 2,000,000.

(iii) Price per security: $1.00.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 2,000,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 2,000,000.

(iii) Exercise price of Warrants: Year 1: 1.15 Year 2: N/A

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: 12 months from closing.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: Nil.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 4,000,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: I&O as of our news release of September 23, 2004 was 86,310,181

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8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Richard Harris Sacks Revocable Self Declaration of Trust DTD 5/28/04 510 Brierhill Road Deerfield, IL, 60015	Richard Harris Sacks 510 Brierhill Road Deerfield, IL, 60015	150,000	1,830,000	2.03%	N/A
Royal Trust ITF Doug Johnson ACCT 129967-005 3901-335–8th Avenue SW Calgary, Alta, T2P 1C9	Douglas Johnson 900-808 West Hastings Street Vancouver, BC, V6C 2X4	300,000	2,439,000	2.70%	N/A
Pacific International Securities Inc. ITF Bill Whitehead AC 13-3436-6 5811, 122nd Street, Unit 55, Surrey, BC, V3X 3N5	Bill Whitehead #55 - 5811, 122nd St Surrey, BC V3X 3N5	100,000	414,000	0.46%	N/A
Walter B. Pistor 2415 Kalama River Rd Kalama, WA, 98625		400,000	932,000	1.03%	N/A
Brian Batt 1733 N. Hoyne Avenue Chicago, IL, 60647		150,000	200,000	0.22%	N/A
HFIC Inc. 420 S. Hibiscus Dr Miami Beach, Florida 33139	Dominica Heuer and Timothy Heuer 420 S. Hibiscus Dr Miami Beach, Florida, 33139	250,000	1,650,000	1.83%	N/A

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Sharlene Hayek 6390 Dufferin Avenue Burnaby, BC, V5H 3T1		100,000	1,100,000	1.22%	N/A
J.T. Eberhard Dorfstr. 15 CH-8903, Birmensdorf Switzerland		100,000	175,000	0.19%	N/A
Fadia Rahal 6410 Charing Court Burnaby, BC, V5E 3Y3		50,000	50,000	0.06%	N/A
Pacific International Securities Inc. ITF 344967 BC Ltd 1900-666 Burrard Street Vancouver, BC V6C 3N1	John Robins 1440-625 Howe St Vancouver, BC, V6C 2T6	50,000	50,000	0.06%	N/A
Douglas J. Hall #307–837 W. Hastings St Vancouver, BC, V6C 3N6		100,000	455,000	0.50%	N/A
Gregory J. Binning 5653 Groveridge Wynd Delta, BC V4L 2E4		100,000	1,100,000	1.22%	N/A
Fred C. Wedeberg 2800-131st Place NE Bellevue, Washington USA, 98005		40,000	65,000	0.07%	N/A
Max Bischof 154 West 29th Street Vancouver, BC, V7N 2J8		30,000	363,000	0.40%	N/A
Ken Wieselman 435 Clavey Lane Highland Park, IL, 60035		50,000	500,000	0.55%	N/A
Mike Wilson 103-1250 Quayside Drive New Westminster, BC V3M 6E2		30,000	95,000	0.11%	N/A
TOTAL		2,000,000			

* if the purchaser is/will not be the beneficial holder, complete this information
** assuming exercise of Warrants issued pursuant to the Private Placement
*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but

34688

will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes X No ❑
If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

(i) Pacific International Securities Inc., 1900 – 666 Burrard Street, Vancouver, BC, (ii) Global Link Capital Corporation (beneficial owner: Gregory Pearson), #30 – 3355 Morgan Creek Way, Surrey, BC, and (iii) Canaccord Capital Corporation, Suite 2200, 609 Granville Street, Vancouver BC, V7Y 1H2

(c) Cash ______.

(d) Securities 10% of gross proceeds raised by Agent, payable in units with same terms and conditions as private placement units (Pacific International = 45,000 units, **Global Link = 92,000 Shares** and Canaccord Capital = 10,000 units).

(e) Expiry date of any Agent's Option ______.

(f) Exercise price of any Agent's Option ______.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

Further to our September 24, 2004 press release VRB Power will purchase from RWE npower PLC an exclusive global license to the intellectual property and acquire all the related physical assets and inventory surrounding the Regenesys electricity storage technology. Also, we have received conditional approval for a Cdn$3,582,040 (US$2,800,000) private placement with Regenesys Holdings Limited.

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10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________________________.

Total ((i) + (ii) + (iii)): ______________________________________.

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IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ❑ No **X**
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes **X** No ❑
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: N/A

   a) the name(s) of the new Control Person(s)

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ❑ No ❑

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V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

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VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: October 19, 2004

Vince Sorace
Name of Director and/or
Senior Officer

Signature

President and Director
Official Capacity

34688

FORM 4G

TSX venture EXCHANGE

SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: September, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Tom Harris	N/A	Employee	Sept 22/04	150,000	$1.05	Sept 21/09

Total number of optioned shares proposed for acceptance: 150,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 2,981,018.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______.

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DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated September 30, 2004.

Vince Sorace
Name of Director or Senior Officer

Signature

President and Director
Official Capacity

54688

FORM 4G

TSX venture EXCHANGE

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: August, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Bradley Williams	N/A	Consultant	Aug 23/04	100,000	$0.80	Aug 22/06
Reynold Roeder	N/A	Consultant	Aug 23/04	50,000	$0.65	Aug 22/05

Total number of optioned shares proposed for acceptance: 150,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,076,018.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________.

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DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated August 30, 2004.

Vince Sorace
Name of Director or Senior Officer

Signature

President and Director
Official Capacity

34688

FORM 4G

TSX venture EXCHANGE

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: July, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Mark Kuntz	N/A	Consultant	July 7, 2004	500,000	$0.65	July 6, 2009
Clive Brereton	N/A	Consultant	July 22, 2004	100,000	$0.80	July 21, 2006
David Genders	N/A	Consultant	July 22, 2004	100,000	$0.80	July 21, 2006

Total number of optioned shares proposed for acceptance: 700,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 2,901,018.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ____________.

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DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 26, 2004.

Vince Sorace
Name of Director or Senior Officer

[signature]
Signature

President and Director
Official Capacity

34688

VRB Power Systems INCORPORATED

News Release
For Immediate Release

Revised Agreement between VRB Power and Pinnacle VRB Ltd. on Patent Transfer and Share Cancellation Transaction

Vancouver, B.C. (October 27, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce that the company has entered into a revised Implementation Agreement with its subsidiary Pinnacle VRB Ltd. ("Pinnacle") that replaces the terms of the Implementation Agreement announced July 27, 2004.

Under the terms of the revised Agreement, VRB Power will acquire outright all of the patents to the VRB technology except for the Australian patents. Pinnacle will settle the outstanding debt owed to VRB Power for payment of AUD $100,000 and pursuant to a prospectus offering, VRB Power will offer to sell all of its shares in Pinnacle for AUD $.01 per share on a pro-rata basis to existing Pinnacle shareholders. The detailed points of the proposed transaction are as follows:

1. VRB Power

- Pursuant to a prospectus offering, VRB Power will offer to sell all of its shares in Pinnacle for AUD $.01 per share on a pro rata basis to existing Pinnacle shareholders. The offer will be fully underwritten to purchase the balance of the shares not acquired by Pinnacle shareholders on their pro-rata allotments. The Proceeds from the sale of the Pinnacle stock will be relinquished to Pinnacle as part of the transaction. The effect of this share sale will be that VRB Power will cease to be a shareholder of Pinnacle.

- VRB Power will procure the written resignations of its directors on the Board of Pinnacle.

- Pinnacle will receive 750,000 common shares of VRB Power and 750,000 share purchase warrants with each warrant entitling Pinnacle to acquire an additional common share in VRB Power for a price of $1.15 CAD per share for a period of 1 year. In addition to the usual regulatory hold period of 4 months, all shares will be subject to a contractual hold period as follows: 30% released for sale after 4 months; 50% released for sale after 6 months; 75% released for sale after 9 months; 100% released for sale after 12 months.

2. Pinnacle

- Pinnacle will agree to the termination of the African Licence Agreement under which VRB Power is currently obliged to pay to Pinnacle an annual licence fee of AUD $250,000 for a remaining term of 20 years. Under the terms of the Agreement, VRB Power will be released from it's obligation to pay the fee which became due at the end of May 2004 upon completion of the transaction.

- Pinnacle will settle the outstanding debt owed to VRB Power for payment of AUD $100,000.

- Pinnacle will irrevocably assign to VRB Power, with no retention of rights, all patents relating to the VRB technology except for those in Australia.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34686

VRB Power Systems INCORPORATED

News Release
For Immediate Release

Closing of CAD $2 Million Financing

Vancouver, B.C. (October 20, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce the completion of the sale of 2,000,000 units at $1.00 CAD per unit, for total gross proceeds of CAD $2,000,000. Each unit consists of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one VRB Power common share at a price of $1.15 CAD per share for a period of one year.

Finder's fees paid in conjunction with the financing were in accordance with TSX Venture Exchange policy and include 92,000 common shares and 55,000 units having the same terms as the units sold in the financing.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

346886

capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

34688

VRB Power Systems INCORPORATED

News Release
For Immediate Release

Closing of USD $2.8 Million Financing with Regenesys Holdings Ltd.

Vancouver, B.C. (October 12, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce the completion of the sale of 3,610,927 common shares of VRB Power at $.992 CAD per share for gross proceeds of $2,800,000 USD with Regenesys Holdings Ltd. (a wholly owned subsidiary of RWE npower PLC). In addition to the usual regulatory hold period of 4 months, the shares will be subject to a contractual 1 year hold period and released 25% quarterly thereafter.

About RWE npower PLC
RWE npower is a leading integrated UK energy business. It generates electricity and supplies gas and electricity through its retail business npower. RWE npower operates and manages a flexible portfolio of power stations and is a market leader in renewable energy development. Website: www.rwenpower.com.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

VRB Power Systems INCORPORATED

34688

News Release
For Immediate Release

Appointment of Dr. J. David Genders to Technical Advisory Board

Vancouver, B.C. (September 29, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce the appointment of Dr. J. David Genders to the Company's Technical Advisory board.

Dr. David Genders graduated from Coventry Polytechnic in 1982 with a B.Sc. (Hons) in Applied Chemistry and obtained a Ph. D. in Chemistry from the University of Southampton, UK in 1985.

Dr. Genders has been involved in the field of electrochemistry for almost 20 years including Head of Research and Technology for Regenesys Technologies, Ltd., a technology-based company focused on developing utility-scale energy storage technologies. He is also Vice-President of Research and Development for Electrosynthesis Company, Inc., which was acquired by Regenesys Technologies, Ltd. in 2001.

Dr. Genders is an accomplished senior-level executive with progressive experience in building and leading technology groups. Dr. Genders holds 18 patents as well as publishing over 15 papers. He has co-authored 3 books, the most recent in 1997 entitled ***A First Course in Ion Permeable Membranes***. He is a member of the Electrochemical Society, the American Chemical Society and the North American Membrane Society and is currently a board member of Electrosynthesis Company, Inc.

About VRB Power

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

VRB Power Systems
INCORPORATED

News Release
For Immediate Release

VRB Power & NORAM Engineering Sign Technology Development Agreement

Vancouver, B.C. (September 15, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce a Technology Development Agreement with NORAM Engineering and Constructors Ltd. ("NORAM").

Extensive work has been completed with NORAM both in Canada and Europe which includes the development of the 5kW cell stacks and the identification and development of manufacturing techniques to enable low cost, mass manufacturing and assembly of the 5kW cell stacks and the 5kW x 4 hour VRB-ESS. NORAM is also involved with additional development work on the large VRB-ESS regarding further enhancements to system optimization and performance.

"NORAM is a world class, specialized, chemical process development company with extensive experience in the design, manufacture and integration of electrochemical systems", states Tim Hennessy, CEO of VRB Power. "We share a similar appreciation for the potential of energy storage. The team of engineers and scientists we have assembled is providing us with significant advances in the VRB cell stack and system designs".

"NORAM is pleased to be working with VRB Power on this development program. We consider the VRB Technology to be safe, simple and an ideal candidate for successful commercial applications. It's a great opportunity for us to apply our knowledge of process, chemicals, materials and electrical power systems." says Malcolm Cameron, Principal Electrical Engineer of NORAM.

Terms of the Agreement include an option for NORAM to participate by way of a minority interest in VRB Power's cell stack manufacturing and assembly facility. NORAM also has the option at the conclusion of the contract to convert fees due under the Development Agreement and any applicable performance bonuses into shares of VRB Power. Conversion into VRB Power shares will be subject to regulatory approval and be in accordance with market parameters and pricing at that time.

About NORAM
NORAM is an engineering and technology company, specializing in development, commercialization, and supply of leading-edge chemical processes and systems. NORAM is a private, Vancouver-based company that has successfully completed projects for large multi-national companies on five continents. Principal market sectors include electrochemical, energy, nitration, sulphuric acid, wastewater treatment and pulp and paper. Website: www.noram-eng.com.

34688

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a "**green**" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

3468

VRB Power Systems INCORPORATED

News Release
For Immediate Release

Completion of 5kW x 4 hour VRB Energy Storage Systems & Establishment of Manufacturing Facility

Vancouver, B.C. (September 1, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that the development of the integrated, self contained 5kW by 4 hour VRB Energy Storage System will be complete and begin testing in the second week of September 2004. Initial tests of the small cell stacks and other subassemblies in Europe and Canada have verified our designs and targeted performance.

Two additional 5kW x 4 hour VRB-ESS prototypes will be completed by the end of September. The initial three units will be used as follows: one for final development and testing as a cell tower backup system for Magnetek's telecommunication applications, another will be installed in a utility application as a substation battery backup system and the third for demonstration purposes to interested customers.

Identification of sites and specifications of a manufacturing facility for the 5kW cell stacks is currently being undertaken and will be located in British Columbia, Canada. This facility will provide VRB Power with the ability to mass manufacture 5kW cell stacks and VRB-ESS systems at competitive market prices, with additional capabilities of expansion into the manufacturing of larger VRB-ESS components. The company expects to have the manufacturing facility in place and operational by the end of 2004.

The 5kW x 4 hour system will be an integrated, self contained system in a sealed cabinet approximately 6 feet high, 2 ½ feet wide and 5 feet deep. The compact design of the unit allows for easy mobility and installation within existing infrastructure or buildings. The cabinet is also designed to match the existing footprint of back-up supply systems currently in telecommunication sites. The system is extendable to longer times and larger power ratings as required. The expected advantages of the VRB technology such as long life, low maintenance costs, rapid recharge capability and the "green" nature of the device are all expected to be eagerly received.

In addition to the telecom market which will be accessed through the Magnetek MOU, VRB Power has also identified and received interest in various other markets for the 5kW VRB-ESS units. These include Utility substation backup systems, Remote Area Power Supplies (coupling with small diesel generators to reduce diesel costs and emissions), SCADA remote applications such as pipelines and off grid household applications (coupling with renewable generation such as wind & solar). VRB Power will be able to commence delivery into these markets in late 2004, early 2005.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688

sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a "**green**" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Global Link Capital Corp. at 604-319-3115
Or visit the company's web site at: www.vrbpower.com

VRB Power Systems INCORPORATED

34688

News Release
For Immediate Release

Appointment of Dr. Clive Brereton to Technical Advisory Board

Vancouver, B.C. (August 4, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the appointment of Dr. Clive Brereton to the Company's Technical Advisory Board.

Dr. Brereton graduated from the Department of Chemical Engineering at the University of British Columbia in 1982 and obtained a Ph.D. in 1987. He has held several positions in the chemical and energy engineering industry including 7 years of teaching at the University of British Columbia, a short term in Sweden where he worked for Studsvik Energiteknik, a CIDA secondment to Thailand and has also conducted a hazardous waste processing technology program at the Asian Institute of Technology. In 1996 Dr. Brereton joined Noram Engineering and Constructors as a senior process engineer and since that time he has worked on many commercial and development projects in the areas of electrochemical and chemical engineering. At Noram he works with a team of process, mechanical and electrical engineers with extensive experience in the design of cells and the surrounding electrochemical plants. He specializes in electrochemical problems as well as fluid mixing and separation processes.

Dr. Brereton holds 3 patents, including one for the "boundary layer anode", a novel electrochemical cell. He has also recently developed a new technology for separation of bromine from electrochemically-produced chlorine. This was successfully commissioned at a 450 tonne a day scale in 2002. He is the author of over 50 journal and conference papers in all areas of chemical engineering. In particular Dr. Brereton has made 3 presentations on aspects of cell engineering and electrochemical plant engineering at the annual International Forum on Applied Electrochemistry and maintains an affiliation with the University where he is an Adjunct Professor and lectures in process plant design.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a "**green**" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB Power Systems

34688

News Release
For Immediate Release

Final Agreement Signed with Pinnacle for Patent Transfer & Share Cancellation

Vancouver, B.C. (July 27, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that the company has entered into the final Implementation Agreement with its subsidiary Pinnacle VRB Ltd. ("Pinnacle") as a continuation to the Heads of Agreement announced May 27, 2004.

Under the terms of the Agreement VRB Power will acquire all of the patents to the VRB technology for North America and will obtain shared rights to patents in areas including Europe, Africa and certain Asian countries. Also, VRB Power's obligation under the current African licence Agreement will be cancelled and Pinnacle will settle the outstanding debt owed to VRB Power for payment of AUD $750,000. In exchange, VRB Power will submit for cancellation all of its shares in Pinnacle. The detailed points of the proposed transaction are as follows:

1. **VRB Power**
   - Pursuant to a selective capital reduction, VRB Power will submit for cancellation all of its shares in Pinnacle. The effect of this share cancellation will be that VRB Power will cease to be a shareholder of Pinnacle.
   - VRB Power will procure the written resignations of its directors on the Board of Pinnacle.

2. **Pinnacle**
   - Pinnacle will agree to the termination of the African Licence Agreement under which VRB Power is currently obliged to pay to Pinnacle an annual licence fee of AUD $250,000 for a remaining term of 20 years.
   - Pinnacle will settle the outstanding debt owed to VRB Power for payment of AUD $750,000.
   - Pinnacle will irrevocably assign to VRB Power, with no retention of rights, patents relating to the vanadium redox battery technology in the U.S., Canada and Brazil. Pinnacle will exclusively retain the Australian, Japanese, Indonesian, Philippine and Malaysian patents. In addition, Pinnacle will assign half of its interest in patents in certain other countries, including South Africa, Hong Kong, South Korea, New Zealand, Europe and Thailand. Thereafter VRB Power and Pinnacle will each hold an equal undivided share in those "shared" patents. The parties will be entitled to use and exploit the shared patents as they see fit but will be restricted from assigning or licensing the shared patents to third parties for a period of 5 years without obtaining the other party's consent. Additionally, each party will grant the other a first right of refusal to acquire each others patents for a 2 year period. Reversion provisions for non-payment of "shared" patent "upkeep" fees will be put in place for the shared patents.

The transaction includes but is not limited to the points outlined above, which will be documented in detail in the notice of meeting to shareholders.

The transaction is subject to certain conditions precedent, including Pinnacle obtaining the necessary shareholder approvals required under the Corporations Act and ASX Listing Rules to implement the transaction and Pinnacle obtaining shareholder approval of the selective capital reduction by special resolution (for the cancellation of VRB Power's shares in Pinnacle). VRB Power will be excluded from voting on this and certain other resolutions, although it will be required to pass independently a special resolution at a separate special class meeting of Pinnacle shareholders approving the cancellation of its shares in Pinnacle.

The transaction is also dependent on Pinnacle raising sufficient working capital to fully implement the transaction and to continue its business after completion of the transaction.

To assist Pinnacle shareholders in deciding whether or not to approve the transaction, an independent expert, Benson Partners, has been engaged by the independent directors of Pinnacle to report on the fairness and reasonableness of the transaction. A copy of the report will be included in the information to be sent to Pinnacle shareholders to seek their approval of the transaction.

Pinnacle Shareholders will also be asked to approve a transaction ("the SEI Waiver Transaction") between Pinnacle and Sumitomo Electric Industries, Ltd. of Japan ("SEI") relating to the licence Agreement between Pinnacle and SEI dated 14 April 2002 ("the Licence Agreement") whereby SEI is required to pay a royalty calculated as 1.5% of the net sales price for each licensed product supplied by SEI or any sub-licensee until 6 April 2006.

In consideration for SEI granting waivers of certain terms of the Memorandum of Agreement signed between Pinnacle and SEI 14 April 2002 which removes restrictions relating to a change in control of Pinnacle, Pinnacle is to waive the obligation of SEI to pay the royalty pursuant to the Licence Agreement from 15 June 2004 until termination on 6 April 2006. As a term of the SEI Waiver Transaction, Pinnacle is required to seek the approval of its shareholders to ratify the SEI Waiver Transaction at Pinnacle's shareholders' next meeting.

It is currently expected that the necessary shareholder resolutions to implement the transaction with VRB Power and to approve the SEI Waiver Transaction will be put to a meeting of Pinnacle shareholders in early September 2004. It is also expected that Pinnacle's Annual General Meeting will be held contemporaneously. The shareholder approval documents are currently expected to be available in early August 2004.

A term of the Implementation Agreement also includes the termination of the African Licence between Pinnacle and VRB Power under which VRB Power is currently obliged to pay Pinnacle an annual licence fee of AUD $250,000 for a remaining term of 20 years. Under the terms of the Implementation Agreement, VRB Power's obligation to pay the fee which became due at the end of May 2004 is suspended pending determination as to whether the transaction will complete and, if the transaction completes, VRB Power will be relieved from having to pay the fee which became due at the end of May 2004.

In relation to the African Licence Agreement, VRB Power has delivered notice to Pinnacle regarding a potential breach to the terms of the Agreement. Pinnacle has advised VRB Power that it does not concede that there has been any breach of the African Licence. VRB Power has not pursued this matter in consideration of the current proposed transaction but has notified Pinnacle that it has reserved its rights to pursue this matter if the transaction does not proceed.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power

quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-319-3115
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

VRB Power Systems
INCORPORATED

News Release
For Immediate Release

VRB Power Acquires Regenesys Electricity Storage Technology & Announces USD $2.8 Million Financing with RWE npower PLC

Vancouver, B.C. (September 24, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce the completion of a transaction with RWE npower PLC, a leading integrated UK energy business and subsidiary of German based parent company RWE AG, whereby VRB Power will purchase an exclusive global license to the intellectual property and acquire all the related physical assets and inventory surrounding the Regenesys electricity storage technology.

"This acquisition moves VRB Power significantly forward on two fronts," states Timothy Hennessy, CEO of VRB Power. "First, some of Regenesys' key design features and intellectual property, including the most advanced, low-cost methods of manufacturing and assembly of cell stacks in the world today, will be incorporated into our own VRB Energy Storage System and cell stack development program. This will provide VRB Power with innovative cell stack manufacturing capabilities which have been through years of development utilizing industry recognized expertise and intellectual property. The benefits of this technology acquisition also extend to VRB Power's strategic relationships with NORAM Engineering and Magnetek Inc., enhancing VRB Power's ability to deliver reliable, low cost VRB Energy Storage Systems to the market."

"Secondly, there are significant synergies between the VRB and Regenesys technologies, both being flow batteries. The Regenesys technology will be easily integrated into VRB Power's current business plan and approach to the energy storage markets, and will allow VRB Power to expand into market segments for very large energy storage applications. The VRB technology is best suited for applications from 5kW's up to 10MW's (100 MW hours). With the addition of the Regenesys technology, VRB Power now has an effective range of products that can store energy from tens of kilowatt hours through hundreds of Megawatt hours providing utility scale solutions using the "Electricity Warehouse™" concept developed by Regenesys" concludes Hennessy.

"We are pleased to take the progress of the past ten years and position it with a company like VRB Power which has the skill set to succeed", said David Threlfall, CEO of npower Retail and former Managing Director of the Regenesys project for RWE npower.

RWE npower announced earlier this year that the ongoing funding of the Regenesys project was no longer part of its core strategy, which is to focus on electricity generation, electricity supply and renewable energy.

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"Large scale electricity storage products and markets are ultimately viable and we look forward to a promising future for the technology and for the adopters of these innovative products" said Threlfall.

Details of the acquisition include an exclusive world wide license to all the Regenesys technology patents and know-how, Regenesys technology flow frame designs, state of the art assembly equipment and techniques and a significant inventory of Proton Exchange Membrane for USD $1.3 million. The license will remain exclusive for the first 5 years with provisions for extension to the exclusivity based on certain royalty payments.

VRB Power is also pleased to announce, subject to regulatory acceptance, that Regenesys Holdings Ltd. (a wholly owned subsidiary of RWE npower) will be purchasing 3,610,927 common shares of VRB Power at $.99 CAD per share for gross proceeds of $2,800,000 USD. In addition to the usual regulatory hold period of 4 months, the shares will be subject to a contractual 1 year hold period and released 25% quarterly thereafter. RWE npower will become a significant shareholder in VRB Power with a long-term interest in the future success of the Regenesys and VRB technologies.

About RWE npower PLC
RWE npower is a leading integrated UK energy business. It generates electricity and supplies gas and electricity through its retail business npower. RWE npower operates and manages a flexible portfolio of power stations and is a market leader in renewable energy development. Website: www.rwenpower.com.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

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VRB Power Systems INCORPORATED

News Release
For Immediate Release

$2 MILLION FINANCING FOR MANUFACTURING FACILITY

Vancouver, B.C. (September 23, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce, subject to regulatory acceptance, a non-brokered private placement financing for up to $2,000,000 CAD. The unit offering comprises one common share at $1.00 CAD per share and one common share purchase warrant with each warrant entitling the holder to acquire one VRB Power common share at a price of $1.15 CAD per share for a period of one year. Finder's fees will be payable in accordance with and subject to the rules and regulations of the TSX Venture Exchange.

VRB Power will be utilizing the proceeds of this financing to complete the requirements of a facility to manufacture and assemble the integrated, self contained 5kW x 4 hour VRB-ESS and 5kW cell stacks announced by the company on September 1, 2004. The company expects to have the manufacturing facility in place and operational by the end of 2004.

At the request of the Company, trading in VRB Power's shares was halted today and will remain halted pending further news.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-319-3115.
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com